Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2016	2015	2014	2013	2012	2011
	(Dollars in thousands)
Consolidated income (loss) before income taxes	$(57,344)	$337,314	$196,064	$389,332	$85,989	$132,914
Interest sensitive and index product benefits and amortization of deferred sales inducements	615,131	1,177,443	1,605,119	1,525,980	895,636	846,878
Interest expense on notes and loan payable	20,649	28,849	36,370	38,870	28,479	31,633
Interest expense on subordinated debentures	9,627	12,239	12,122	12,088	13,458	13,977
Interest expense on amounts due under repurchase agreements and other interest expense	—	2	18	139	—	30
Interest portion of rental expense	692	902	847	797	697	665
Consolidated earnings	$588,755	$1,556,749	$1,850,540	$1,967,206	$1,024,259	$1,026,097

Interest sensitive and index product benefits and amortization of deferred sales inducements	$615,131	$1,177,443	$1,605,119	$1,525,980	$895,636	$846,878
Interest expense on notes and loan payable	20,649	28,849	36,370	38,870	28,479	31,633
Interest expense on subordinated debentures	9,627	12,239	12,122	12,088	13,458	13,977
Interest expense on amounts due under repurchase agreements and other interest expense	—	2	18	139	—	30
Interest portion of rental expense	692	902	847	797	697	665
Combined fixed charges	$646,099	$1,219,435	$1,654,476	$1,577,874	$938,270	$893,183

Ratio of consolidated earnings to fixed charges	0.9	1.3	1.1	1.2	1.1	1.1

Ratio of consolidated earnings to fixed charges, both excluding interest sensitive and index product benefits and amortization of deferred sales inducements	(0.9)	9.0	5.0	8.5	3.0	3.9